Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

HomesToLife Ltd is an exempted company with limited liability incorporated under the laws of Cayman Islands (“we,” “us,” “our,” “HomesToLife Cayman,” or the “Company”). One of our operating companies, HomesToLife Pte. Ltd. (“HomesToLife Singapore”), is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore under the brand of “HomesToLife.” Currently, HomesToLife Singapore has four retail store locations, and among furniture companies that sell furniture manufactured from China and other Asian countries, HomesToLife Singapore is one of the largest in Singapore by the number of retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. HomesToLife Singapore offers and sells selected our products and brands of luxury contemporary furniture in Singapore, as well as products supplied by trusted third party suppliers. We incorporated HTL Far East Pte. Ltd. in Singapore on October 28, 2024, which is a company dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region. We acquired HTL Marketing Pte Ltd (“HTL Marketing”) in 2025 from a company of HTL Group (collectively all of the entities controlled or owned by our controlling shareholders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat). HTL Marketing is a leading B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, with sales across Asia-Pacific, Europe and North America regions. HTL Korea, one of HTL Marketing’s subsidiaries, engages in retail business activities in Korea with two own retail store, and sell to franchisees and department store.

Recent business development

We aim to target the premium mass market by providing customers high-quality luxury products with affordable, reliable and customizable options, we also reserve and dedicate an exclusive space in our retail stores in Singapore for the marketing and selling of furniture under our “Domicil” brand and “Fabbrica” brand, two European furniture brands offering premium and luxury products that are designed by top designers from around the world and targeted at the middle and upper class consumer markets.

Forward-looking information

Certain statements in this report contain forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this report are based upon information available to us as of the date of this report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statement of Operations data for the six-month periods ended June 30, 2024, and 2025 in USD. For further information regarding the results of our operations, see our unaudited interim condensed consolidated and combined financial statements appearing elsewhere in this report.

	Six months ended June 30,
	2024	2025
Revenues, net
From third parties	$150,461,612	$170,117,861
From related parties	5,850,497	10,656,942
	156,312,109	180,774,803
Cost of goods sold	(114,376,152)	(130,942,258)

Gross profit	41,935,957	49,832,545

Operating expenses:
Sales and distribution expenses	(26,226,218)	(31,092,110)
General and administrative expenses	(7,978,231)	(9,025,931)
Listing expenses	(310,502)	(666,021)
Total operating expenses	(34,514,951)	(40,784,062)

Income from operations	7,421,006	9,048,483

Other income (expense):
Interest expense	(387,263)	(730,372)
Interest income	95,040	16,246
Government subsidies	21,232	16,950
Foreign exchange gain, net	532,909	4,293,633
Net gain from related parties debt restructuring	-	1,460,543
Professional fees on acquisition of HTL Marketing	-	(1,261,560)
Scrap sofa sale income	303,452	223,263
Sundry income	81,816	39,404
Change in fair value of derivatives and hedging instruments	(1,064,841)	(753,243)
Total other (expense) income, net	(417,655)	3,304,864

Income before income taxes	7,003,351	12,353,347

Income tax expense	(1,637,735)	(2,329,272)

NET INCOME	$5,365,616	$10,024,075

Revenue grew by USD24.5 million, or 16%, to USD180.8 million for the six months ended June 30, 2025, from USD 156.3 million for the six months ended June 30, 2024, primarily driven by the following factors:

(a)	A USD 19.8 million (13%) increase in export sales revenue, supported by higher sales volumes across key regions and a favorable shift in sales mix.

(b)	A USD 3.3 million (55%) surge in leather trading revenue, mainly due to stock replenishment at related-party tannery factories.

(c)	A USD 1.4 million (69%) rise in retail sales revenue, attributed to the newly acquired HTL Korea retail business. However, the Company closed two retail stores, Tagore store and Enterprise One store, in Singapore during the six months ended June 30, 2025, inline with its restructuring initiative carried out on April 1 2025. The closure of these retail stores and the inter-company elimination of subsidy from HTL Marketing led to a retail segment loss of approximately USD 0.95 million in Singapore for the six months ended June 30, 2025 as compared to a retail segment loss of approximately USD 0.81 million for the six months ended June 30, 2024.

Cost of goods sold

Cost of goods sold primarily represents cost of acquiring leather and fabric upholstered furniture from leather and fabric production suppliers.

Cost of goods sold increased by USD 16.6 million, or 14.5%, to USD130.9 million for the six months ended June 30, 2025 from USD114.4 million for the six months ended June 30, 2024. The increase in cost of goods sold was primarily attributable to the increase in our revenue.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2025 and 2024 was USD49.8 million and USD41.9 million, respectively, an increase of USD7.9 million or 18.8%.

During the six months ended June 30, 2025, gross profit margin at 27.6%, as compared to the gross profit margin at 26.8% for the six months ended June 30, 2024.This improvement was mainly due to an increase in the gross margin of export sales, which rose from 27.3% for the six months ended June 30, 2024, to 28.3% for the six months ended June 30, 2025.

We plan to closely monitor and optimize our product-mix from time to time to enhance our gross profit margin.

Sales and distribution expenses

Major components of sales and distribution expenses included salaries of our salespersons, sales commissions, depreciation of right-of-use assets of our retail stores, provision for warranty expenses, and outwards land transports. For the six months ended June 30, 2025, sales and distribution expenses were USD31.1 million, which increased by USD4.9 million from USD26.2 million for the preceding period. The increase was in line with the18.8% growth in sales volume.

The increase in sales and distribution expenses of USD4.9 million was primarily attributed by several factors. A significant contributor was the rise in freight and shipping costs due to the Suez Canal disruption, which led to a 39% increase in freight rates and an associated increase in ocean freight cost of USD2.4 million. This was partially offset by price adjustments passed on to customers. Additionally, expenses increase due to higher warranty provisions of USD1.2 million, higher commission expense of USD0.4 million, and USD0.8 million start-up costs related to the launch of retail operations in Korea.

General and administrative expenses

Major components of general and administrative expenses included salaries of our office staff, depreciation of right-of-use assets of our office and traveling expenses. For the six months ended June 30, 2025, general and administrative expenses were USD9.0 million, which increased by USD1.0 million when compared to USD8.0 million for the preceding period. The increase was mainly due to annual inflation-driven salary increments and an increase in headcount.

Listing expenses

Listing expenses increased by USD0.4 million, or 114.5%, to USD0.7 million for the six months ended June 30, 2025 from USD0.3 million for the six months ended June 30, 2024. Listing maintenance expenses of USD 0.7 million for the six months ended June 30, 2025, as the Company was listed on October 1, 2024. An audit fee of USD 0.3 million was incurred for the six months ended June 30, 2024 during its initial public offering (the “IPO”) process.

Other (expense) income, net

For the six months ended June 30, 2025 and 2024, our other income, net mainly consisted of government subsidies of USD16,950 and USD21,232, net foreign exchange gain of USD4.3 million and USD0.5 million, scrap sofa sale income of USD0.2 million and USD0.3 million, net gain from of related parties debt restructuring of USD1.5 million and nil, offset by professional fees on acquisition of HTL Marketing of USD1.3 million and nil, interest expense of USD0.7 million and USD0.4 million, and change in fair value of derivatives and hedging instruments of USD0.8 million and USD1.1 million, respectively.

The net gain from of related parties debt restructuring is resulted from the deed of global settlement entered between HTL Marketing and its related parties for the purpose of common control acquisition which completed on May 19, 2025. During the six months ended June 30, 2025, a net gain of USD1.5 million was recognized and recorded in the accompanying unaudited condensed consolidated and combined statements of operations and comprehensive income.

Net income

As a result of the foregoing, net income for the six months ended June 30, 2025 and 2024 was USD10.0 million and USD5.4 million, respectively. Net profit margin for the six months ended June 30, 2025 and 2024 was 5.5% and 3.4%, respectively, for the aforesaid periods.

LIQUIDITY AND CAPITAL RESOURCES

We financed our daily operations and business development through cash generated from our operating subsidiaries. As of June 30, 2025 and December 31, 2024, our cash balance was USD20.1 million and USD24.9 million, respectively.

Working capital

The following table sets forth a summary of our working capital as of June 30, 2025 and December 31, 2024, respectively:

	As of
	December 31, 2024	June 30, 2025
Current assets	$107,774,538	$114,511,100
Current liabilities	102,920,770	99,324,434
Net current assets	$4,853,768	$15,186,666

As of June 30, 2025, current assets of USD114.5 million comprised cash and cash equivalents of USD20.1 million, accounts receivables, net of USD71.7 million, accounts receivables, net, related parties of USD0.4 million, net inventories of USD10.6 million, deposit, prepayments and other receivables of USD7.2 million, and amounts due from related parties of USD5.0 million. Current liabilities of USD99.3 million comprised accounts payable of USD2.9 million, accounts payable, related parties of USD55.3 million, customer deposits of USD1.2 million, accrued liabilities and other payables of USD6.5 million, short-term borrowings of USD23.4 million, amounts due to related parties of USD 0.3 million, lease liabilities of USD2.3 million , warranty liabilities of USD 3.1 million, derivative and hedging instruments of USD 0.8 million, and income tax payable of USD3.5 million. As a result of the foregoing, net current assets of June 30, 2025 was USD15.2 million .

As of December 31, 2024, current assets of USD107.8 million comprised cash and cash equivalents of USD24.9 million, accounts receivables, net of USD66.9 million, accounts receivables, net, related parties of USD0.9 million , net inventories of USD8.0 million, deposit, prepayments and other receivables of USD5.1million, and amounts due from related parties of USD2.8 million. Current liabilities of USD102.9 million comprised accounts payable of USD2.7 million, accounts payable, related parties of USD72.7 million, customer deposits of USD0.9 million, accrued liabilities and other payables of USD 4.4 million, short-term borrowings of USD15.3 million , amounts due to related parties of USD0.3 million, lease liabilities of USD2.1 million , warranty liabilities of USD2.1 million and income tax payable of USD2.5 million. As a result of the foregoing, net current assets as of December 31, 2024 was USD4.9 million.

CASH FLOWS

The following table sets forth a summary of our cash flows for the period indicated:

	Six months ended June 30,
	2024	2025
	USD	USD
Net cash used in operating activities	(11,920,640)	(11,241,457)
Net cash used in investing activities	(450,220)	(557,755)
Net cash provided by financing activities	9,008,569	5,966,454

Operating activities

For the six months ended June 30, 2025, we recorded net cash used in operating activities of USD 11.2 million, which consisted of net income of USD10.0 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of USD0.1 million, amortization of operating right-of-use assets of USD1.1 million, reversal for obsolete inventories of USD0.2 million, benefit for deferred income taxes of USD 0.1 million, provision for warranty liabilities of USD 4.0 million and non-cash lease expense of USD1.2 million, provision for reinstatement cost of USD77,277, net change in fair value of derivative and hedging of USD 0.8 million and other things. Change in operating assets and liabilities primarily included increase in accounts receivables of USD4.7 million, increase in inventories of USD2.4 million, increase in deposits, prepayments, and other receivables of USD2.0 million, decrease in warranty liabilities of USD3.0 million, and decrease in accounts payable of USD17.3 million, being partially offset by increase in customer deposits of USD0.4 million, increase in accrued liabilities and other payables of USD2.1 million, increase in income tax payable of USD1.1 million and other things.

For the six months ended June 30, 2024, we recorded net cash used in operating activities of USD11.9 million, which consisted of net income of USD5.4 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of USD0.1 million, amortization of right-of-use assets of USD0.9 million, allowance for obsolete inventories of USD0.1 million, provision for warranty liabilities of USD 2.8 million, reversal for reinstatement of USD56,503, non-cash lease expense of USD0.8 million, net change in fair value of derivative and hedging of USD 1.1 million and other things. Change in operating assets and liabilities primarily included increase in inventories of USD1.0 million, increase in deposits, prepayments, and other receivables of USD1.9 million, increase in deferred offering cost of USD0.8 million, decrease in warranty liabilities of USD2.7 million, decrease in accounts payable of USD13.7 million, decrease in accrued liabilities and other payables of USD0.4 million, increase in accounts receivables of USD2.0 million ,being partially offset by increase in customer deposits of USD25,303, increase in income tax payable of USD1.0 million, and other things.

Investing activities

For the six months ended June 30, 2025 and 2024, we recorded net cash used in investing activities of USD0.6 million and USD0.5 million, respectively, which were the purchase of property, plant and equipment for these periods.

Financing activities

For the six months ended June 30, 2025, we recorded net cash provided by financing activities of USD6.0 million, being decrease in amount due from related parties-reorganization and scrapping of USD7.1 million, proceeds from short-term borrowings of USD8.1 million and increase in amount due from related parties of USD9.2 million.

For the six months ended June 30, 2024, we recorded net cash provided by financing activities of USD9.0 million, being proceeds from short-term borrowings of USD9.0 million, increase in amounts due from related parties-reorganization and scrapping of USD2.6 million, decrease in amounts due from related parties of USD4.6 million and increase in amounts due to related parties of USD2.1 million.

Future Capital Requirements

Historically, our primary use of cash has been to finance working capital needs. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with our cash and cash equivalents, accounts receivables and operating cash flows.

We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

Our capital requirements for 2025 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to operating leases.

We lease some of our office facilities, retail stores and warehouse. We expect to make future payments on existing leases from cash generated from operations.

We have limited credit available from our major vendors and are obligated to settle the purchase invoices, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this filing, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our IPO which was consummated on October 2, 2024.

Capital Expenditures

Our capital expenditures amounted to approximately USD0.6 million and USD0.5 million relating to the purchase of plant and equipment for the six months ended June 30, 2025 and 2024, respectively.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our IPO. We will continue to make capital expenditures to meet the expected growth of our business, including office equipment and leasehold improvements.

Contractual Obligations

We have also entered into commercial operating lease agreements with various third parties, for the use of retail stores and warehouse in Singapore.

The following table sets forth our contractual obligations as of December 31, 2024 and June 30, 2025:

	Payment Due by Period
Lease obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	USD	USD	USD	USD	USD
As of December 31, 2024	6,983,602	2,100,281	2,933,642	635,223	1,314,456
As of June 30, 2025	7,606,006	2,320,101	2,817,650	1,138,186	1,330,069

Off-Balance Sheet Arrangements

We have off-balance sheet financial guarantees but do not have other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated and combined financial statements but have entered into derivative contracts on foreign currency hedging. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Off Balance Sheet Agreement	June 30, 2024 $ ‘million	December 31, 2024 $’million	June 30, 2025 $’million
Issuance of letter of credit	3.1	2.4	4.3
Outstanding foreign exchange derivative contracts	93.2	-	85.7

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the six months ended June 30, 2024 and 2025, the vendor, being related parties, who accounted for 10% or more of our sales and our account receivables balances at period-end date, are presented as follows:

	Six months ended June 30, 2024		As of June 30, 2024
Customer	Sales	Percentage of sales	Account receivables
	USD		USD
Customer A	37,499,041	24%	22,160,489
Customer B	16,454,234	11%	12,341,276

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Sales	Percentage of sales	Account receivables
	USD		USD
Customer A	45,472,851	25%	24,873,022
Customer B	15,518,410	9%	12,648,103

Concentration risk in major vendors

For the six months ended June 30, 2024 and 2025, the vendor, being related parties, who accounted for 10% or more of our cost of goods sold and our outstanding payable balances at period-end date, are presented as follows:

	Six months ended June 30, 2024		As of June 30, 2024
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Furniture (China) Co., Ltd. (related party)	50,628,327	45%	10,998,808
HTL Furniture (Changshu) Co., Ltd. (related party)	34,679,920	30%	32,467,504
HTL Sofa (Kunshan) Co., Ltd. (related party)	15,305,317	13%	18,118,921

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Furniture (China) Co., Ltd. (related party)	51,541,144	39%	8,810,225
HTL Furniture (Changshu) Co., Ltd. (related party)	40,378,968	31%	19,438,331
HTL Sofa (Kunshan) Co., Ltd. (related party)	13,726,028	10%	15,783,278

Our major vendors are located in China.

Liquidity risk

Our policy is to regularly monitor our liquidity requirements, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and long term. See “Liquidity and Capital Resources” for details.

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $33 million, which bear annual interest at the effective average rates of 6.2% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support its furniture export and leather trading operations. These banking facilities are secured by an irrevocable corporate guarantee provided by GHC with a maximum aggregate amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans. As of December 31, 2024 and June 30, 2025, the short-term borrowings were $15.3 million and $23.4 million, respectively.

If HTL Marketing defaults on its obligations, GHC would be required to repay the outstanding amounts under the guarantee. As of June 30, 2025, the financial position of GHC is sufficient to cover this guarantee; however, a material default could adversely affect GHC’s capacity to support the Company’s future financing requirements.

While the guarantee does not create direct financial obligations for the Company, any operational disruption at HTL Marketing such as a loan termination would negatively impact the Company’s consolidated revenues and gross profit, as HTL Marketing accounts for approximately 93% of the Company’s export sales.

We closely monitor HTL Marketing’s loan utilization and repayment status on a monthly basis, and GHC provides quarterly updates regarding its continued ability to maintain the guarantee.